Performance for the First Quarter ended June 30, 2008

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer

Safe Harbour

Certain statements in this presentation concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2008. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

© Infosys Technologies Limited 2007-08

Agenda

- Financial Performance
- Operational Performance
- Client Acquisition & Expansion of Services
- Human Resources
- Capex and Infrastructure
- Outlook
- Summary

© Infosys Technologies Limited 2007-08

Financial Performance

Highlights

- Income was Rs. 4,854 crore for the first quarter ended June 30, 2008; YoY growth was 28.7%
- Net profit after tax* was Rs. 1,302 crore for the quarter ended June 30, 2008; YoY growth was 20.7%
- Earnings per share* increased to Rs. 22.75 from Rs. 18.89 for the corresponding quarter in the previous year; YoY growth was 20.4%
- 49 new clients were added during the quarter by Infosys and subsidiaries
- Gross addition of 7,182 employees (net 3,192) for the quarter by Infosys and subsidiaries
- 94,379 employees as on June 30, 2008 for Infosys and subsidiaries

* *The net profit for the quarters ended June 30, 2008 and June 30,2007 includes a reversal of tax provisions amounting to Rs. 31 crore and Rs. 51 crore respectively. Excluding this reversal, the earnings per share for the quarters ended June 30, 2008 and June 30, 2007 would have been Rs. 22.20 and Rs. 18.00 respectively, resulting in a YoY growth of 23.3%.*

© Infosys Technologies Limited 2007-08

Financial Performance

Profit and Loss Account summary for the Quarter ended

(As per Indian GAAP)

In Rs. crore, except per share data

Particulars	Jun 30		Growth (%)	March 31, 2008	Growth % in Q1 FY 2009over Q4 FY 2008
	2008	2007			
Income from software services, products and business process management	**4,854**	**3,773**	28.7	**4,542**	6.9
Software development and business process management expenses	2,754	2,169	27.0	2,482	11.0
GROSS PROFIT	**2,100**	**1,604**	**30.9**	**2,060**	**1.9**
Selling and marketing expenses	257	205	25.4	223	15.2
General and administration expenses	364	315	15.6	359	1.4
	621	**520**	**19.4**	**582**	**6.7**
OPERATING PROFIT BEFORE INTEREST AND DEPRECIATION	**1,479**	**1,084**	**36.4**	**1,478**	**0.1**
Interest	-	-	-	-	-
Depreciation	169	**144**	17.4	157	7.6
OPERATING PROFIT BEFORE TAX AND INTEREST	**1,310**	**940**	**39.4**	**1,321**	**(0.8)**
Other income, net	117	253	(53.8)	139	(15.8)
NET PROFIT BEFORE TAX	**1,427**	**1,193**	**19.6**	**1,460**	**(2.3)**
Provision for taxation*	125	114	9.6	211	(40.8)
NET PROFIT AFTER TAX	**1,302**	**1,079**	**20.7**	**1,249**	**4.2**
EARNINGS PER SHARE (Equity shares of par value Rs. 5/- each)					
Basic	22.75	18.89	20.4	21.83	4.2
Diluted	22.70	18.82	20.6	21.78	4.2

** The net profit for the quarters ended June 30, 2008, June 30, 2007 and March 31, 2008 includes a reversal of tax provisions amounting to Rs. 31crore, Rs. 51crore and Rs. 20 crore respectively.*

Operational Performance

Region wise Revenue

%

	Quarter ended			LTM	
	Jun 30, 2008	Mar 31, 2008	Jun 30, 2007	Jun 30, 2008	Jun 30, 2007
North America	62.6	60.7	62.6	62.0	63.0
Europe	27.3	29.3	26.8	28.1	26.5
India	1.3	1.3	1.8	1.2	1.7
Rest of the world	8.8	8.7	8.8	8.6	8.8
Total	100.0	100.0	100.0	100.0	100.0

© Infosys Technologies Limited 2007-08

Utilization Rates


100.0%
68.9%
70.5%
72.2%
73.9%
0.0%
Including training
Excluding training

	Including training	Excluding training
Q1 2009	68.9%	72.2%
Q1 2008	70.5%	73.9%

Q1 2009 Q1 2008

Revenues by Project type

%

	Quarter ended			LTM	
	Jun 30, 2008	Mar 31, 2008	Jun 30, 2007	Jun 30, 2008	Jun 30, 2007
Fixed Price	32.8	33.2	27.5	32.2	26.9
Time & Materials	67.2	66.8	72.5	67.8	73.1
Total	100.0	100.0	100.0	100.0	100.0

© Infosys Technologies Limited 2007-08

Onsite-Offshore Revenue split

%

	Quarter ended			LTM	
	Jun 30, 2008	Mar 31, 2008	Jun 30, 2007	Jun 30, 2008	Jun 30, 2007
Revenue					
Onsite	47.5	47.5	49.7	47.9	49.7
Offshore	52.5	52.5	50.3	52.1	50.3

Customer Concentration

	Quarter ended			Year ended	
	Jun 30, 2008	Mar 31, 2008	Jun 30, 2007	Mar 31, 2008	Mar 31, 2007
Number of Clients					
Active	567	538	509	538	500
Added during the period	49	40	35	170	160
Accounting for > 5% of revenue	1	1	1	1	1
Number of million* dollar clients					
1 Million dollar +	325	310	285	310	275
5 Million dollar +	146	141	113	141	107
10 Million dollar +	91	89	75	89	71
20 Million dollar +	53	47	40	47	36
30 Million dollar +	33	32	26	32	25
40 Million dollar +	25	22	18	22	16
50 Million dollar +	18	18	13	18	12
60 Million dollar +	16	13	11	13	11
70 Million dollar +	12	12	9	12	9
80 Million dollar +	12	10	8	10	4
90 Million dollar +	8	6	4	6	4
100 Million dollar +	6	6	3	6	3
200 Million dollar +	1	1	1	1	1
300 Million dollar +	1	1	-	1	-
Client contribution to revenue					
Top client	7.9%	10.3%	8.6%	9.1%	7.0%
Top 5 clients	19.9%	22.0%	21.4%	20.9%	19.4%
Top 10 clients	30.1%	32.0%	32.3%	31.4%	31.4%

“LTM” - Last Twelve Months

© Infosys Technologies Limited 2007-08

Awards and Recognitions

- **Forbes magazine** named Infosys in its list of Global High Performers
- **Waters** magazine rated Infosys as the Best Outsourcing Partner
- **The Banker** magazine conferred two Banker Technology Awards on Infosys to acclaim its work in wholesale and capital markets in two categories – Payments and Treasury Services, and Offshoring and Outsourcing
- **The International Association of Outsourcing Professionals (IAOP)** ranked Infosys at No. 3 in its '2008 Global Outsourcing 100'
- **An aviation major** recognized Infosys as its Supplier of the Year
- Infosys became the first supplier to a **power equipment and transportation major** to be awarded a Certificate of Recognition

Client Acquisition & Expansion of Services

Client Acquisition & Expansion of Services

- During the quarter, 49 clients were added
- Clients and market influencers recognized Infosys' leadership in the industry as well as its service excellence and delivery efficiency
- **Forbes magazine** named Infosys in its list of Global High Performers
- **Waters** magazine rated Infosys as the Best Outsourcing Partner
- **The Banker** magazine conferred two Banker Technology Awards on Infosys to acclaim its work in wholesale and capital markets in two categories – Payments and Treasury Services, and Offshoring and Outsourcing

© Infosys Technologies Limited 2007-08

Client Acquisition & Expansion of Services

- Businesses across the world continued to benefit from Infosys' services and solutions
- **An automotive OEM** is using Infosys' engineering services to develop seating systems
- **A high-tech company** has approached Infosys to develop its competitive strategy and transformation roadmap
- **An auto financier** has engaged Infosys to develop its online dealer marketplace
- **A software major** has sought Infosys' expertise to design a campaign management platform
- **A high-tech manufacturer** in South East Asia has turned to Infosys to implement a Siebel marketing campaign and analytics platform
- An **insurance major** has partnered with Infosys to test interactive voice response (IVR) and speech applications

© Infosys Technologies Limited 2007-08

Banking Products

- Finacle®, the Universal Banking Solution from Infosys, won a strategic global partnership with **BBVA,** one of the top 15 banks. **One of the largest banks in Asia Pacific** is implementing Finacle®'s core banking solution.

Process innovation

- During the quarter, Infosys applied for an aggregate of 30 patents in the US and India. With this, Infosys has filed an aggregate of 149 patent applications (pending) in both countries and has been granted two patents by the USPTO.

© Infosys Technologies Limited 2007-08

Human Resources

Human Resources

	Q1 2009	Q4 2008
Total employee strength	94,379	91,187
Software professionals	87,816	85,013
Gross addition	7,182	5,947
Net addition	3,192	2,586
Laterals	2,013	2,340

© Infosys Technologies Limited 2007-08

Capex and Infrastructure

Capex and Infrastructure

- Capital expenditure of Rs. 337 crore was incurred during the quarter
- As on June 30, 2008, the company had 1,78,56,088* sq. ft of space capable of accommodating 80,880 employees and 70,19,986 sq. ft under completion capable of accommodating 23,945 employees

© Infosys Technologies Limited 2007-08

Outlook

Indian GAAP – Consolidated

*Quarter ending September 30, 2008**

- **Income is expected to be in the range of Rs. 5,229 crore and Rs. 5,272 crore; YoY growth of 27.4% – 28.4%**
- **Earnings per share is expected to be in the range of Rs. 23.52 and Rs. 23.95; YoY growth of 22.1% -24.4%**

*Fiscal year ending March 31, 2009***

- **Income is expected to be in the range of Rs. 21,278 crore and Rs. 21,622 crore; YoY growth of 27.5% – 29.5%**
- **Earnings per share** are expected to be between Rs. 99.34 and Rs. 101.06; YoY growth of 21.9% – 24.0%**

** Conversion 1 US$ = Rs. 43.04*

*** Including tax reversal of Rs. 31 crore in fiscal 2009 and Rs. 121 crore in fiscal 2008 respectively. Excluding the tax reversal the earnings per share are expected to be between Rs. 98.79 and Rs. 100.51 for the year ended March 31, 2009. YoY growth of 24.4%-26.6%*

Summary

Summary

- The pricing environment continued to remain stable during the quarter
- We saw strong growth in the manufacturing sector during the quarter
- We are excited about new opportunities where large customers are partnering with Infosys on their innovation and R&D journey
- Our end-to-end services combined with our consulting capabilities position us as a transformational partner for our large clients
- Although the global economic environment continues to remain uncertain and could impact IT spending in the short term, we see several opportunities for growth as customers relentlessly focus on improving efficiency

© Infosys Technologies Limited 2007-08

Infosys

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